Lawrence A. Kenyon President, CEO and CFO 7 Clarke Drive Cranbury, NJ 08512 Via EDGAR

April 5, 2019

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Jeff Gabor

Re:	Outlook Therapeutics, Inc.

Registration Statement on Form S-1
File No. 333-229761

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence with the U.S. Securities and Exchange Commission via EDGAR on April 2, 2019, in which we requested the acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-229761) (the “Registration Statement”) to April 4, 2019 at 5:00 p.m., Eastern Time (which was later changed orally to April 5, 2019 at 5:00 p.m., Eastern Time), in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date thereof.

Very truly yours,

Outlook Therapeutics, Inc.

By:	/s/ Lawrence A. Kenyon
Lawrence A. Kenyon
President, Chief Executive Officer and Chief Financial Officer

cc:	Yvan-Claude Pierre, Cooley LLP

Marianne Sarrazin, Cooley LLP
Pia Kaur, Cooley LLP

T: 609.619.3990  |  W: www.outlooktherapeutics.com  |  E: info@outlooktherapeutics.com